SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                                   FORM 6-K

                           Report of Foreign Issuer


                     Pursuant to Rule 13a-16 or 15d-16 of


                      The Securities Exchange Act of 1934




For the month of April 2003


                               Hummingbird Ltd.
            ------------------------------------------------------
                (Translation of registrant's name into English)


              1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada.
            ------------------------------------------------------
                   (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                                    Form 20-F [ ] Form 40-F [X]


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                       Yes [ ]         No [X]


Encls. 4

[GRAPHIC OMITTED][GRAPHIC OMITTED]


               HUMMINGBIRD WINS AIIM E-DOC MAGAZINE BEST OF SHOW
                    AWARD FOR RECORDS MANAGEMENT TECHNOLOGY

Toronto - April 21, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management solutions (EIMS), today announced that Hummingbird RM(TM), an integral component of Hummingbird Enterprise(TM), won the AIIM E-DOC Magazine Inaugural Best of Show Award in the Records Management category. Hummingbird received the honor on April 9th at the AIIM 2003 Conference and Exposition held in New York City.

AIIM E-DOC Magazine launched its Best of Show Awards program to recognize the best of the best on the AIIM exhibit floor. A panel of 20 industry experts including users, analysts, and consultants, all with real-world experience in the industry, were the judges for this award.

Hummingbird introduced its Records Management solution in 1998 and was the first content or document management vendor to add governance and lifecycle management capabilities in a single repository for all in-process content and final records in physical and electronic formats. The solution has been certified against the DoD 5015.2 records management standard since 1999, and has been approved for use by the UK PRO since 2000.

Hummingbird RM creates an organized, secure environment to manage the complete lifecycle of all physical and electronic corporate knowledge assets, such as uncontrolled paper-based and electronic documents, business transactions, emails, and scanned images - from creation to ultimate disposition.

"Hummingbird is honored to receive this prestigious award validating our market leadership in records management solutions," said Andrew Pery, chief marketing officer, senior vice president, Hummingbird Ltd. "Hummingbird RM extends the Hummingbird document management solution, Hummingbird DM(TM), into a standards-compliant records management solution, protecting our client's content assets from exposure to risks such as legal action or disaster while meeting comprehensive industry and government standards."

About AIIM International

AIIM International is the global authority on enterprise content management
(ECM), the technologies, tools, and methods used to capture, manage, store, preserve, and deliver information to support business processes. AIIM promotes the understanding, adoption, and use of ECM technologies through education, networking, marketing, research, standards, and advocacy programs. Website: www.aiim.org

About AIIM E-DOC Magazine

AIIM E-DOC Magazine is an unrivalled and unbiased industry source for information on enterprise content management (ECM) topics that help management professionals worldwide make informed and effective technology decisions. Published six (6) times a year by AIIM International (the enterprise content management association), AIIM E-DOC Magazine is written by technology experts and experienced executives. Each issue includes insightful feature stories, targeted case studies, lessons learned, and problems solved. We explain how content management technologies can be put to work to harness the unstructured information and data in your company - the topics ECM professionals care about.

About Hummingbird Enterprise(TM)

Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:

 Inder Duggal                                Michele Stevenson
 Chief Financial Officer                     Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
                                             michele.stevenson@hummingbird.com

[GRAPHIC OMITTED][GRAPHIC OMITTED]


                             FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------
            Hummingbird Reports Successful Second Quarter Fiscal 2003
                      Sales $47 million; Adjusted EPS $0.33

Toronto - April 24, 2003 -- Hummingbird Ltd. (TSX: "HUM" and NASDAQ: "HUMC"), a world-leading enterprise software solutions company, today reported its unaudited consolidated results for the second quarter ended March 31, 2003. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.


---------------------------------------------------------------------------------------------------------------
SUMMARY OF FINANCIAL RESULTS                                                            U.S. GAAP
(millions of U.S dollars except share data)

                                                           Three Months Ended                 Six Months Ended
                                                                March 31                         March 31
                                                          2003             2002            2003           2002
                                                          ----             ----            ----           ----

Sales                                                     47.0             46.1            91.1            90.2

Net Income (Loss)                                          1.8              4.7             3.8           (1.0)

Diluted Earnings (Loss) Per Share                         0.10             0.25            0.21          (0.06)

Diluted Number of Shares (millions)                       18.0             18.5            18.2            18.3

Adjusted Net Income (Note)                                 5.9              5.7            11.0            10.6

Adjusted Diluted Earnings Per Share                       0.33             0.31            0.61            0.58

Adjusted Diluted Number of Shares (millions)              18.0             18.5            18.2            18.5

Note: Adjusted Net Income comprises Net Income (Loss) excluding amortization of intangibles, restructuring and other charges, in-process research and development expense, and for fiscal 2002 previously unrecognized investment tax credits, all net of related taxes.

---------------------------------------------------------------------------------------------------------------

"I am very happy with the results of the second quarter," said Fred Sorkin, Hummingbird Chairman and CEO. "Our strategy continues to focus on maximizing revenue from our installed base of customers and to strengthen our market leadership in our core markets."

"During the quarter, we have taken steps to consolidate our market leadership within the legal and government segments through the LegalKEY and Dispro/Key Automation acquisitions. These acquisitions augment our capabilities and enable us to deliver value added revenue from these important markets," continued Sorkin.

"We are confident that the investments we are making are providing the foundation for sustained and accelerated growth." added Fred Sorkin.

The Company has made significant advancements in its overall product positioning for Hummingbird Enterprise. The recently published Gartner Magic Quadrant for Smart Enterprise Suite recognizes Hummingbird as a Visionary and acknowledges that "Hummingbird has, for some time offered a broad range of capabilities representative of Smart Enterprise Suite."

The Company's positioning anticipated the convergence of knowledge enabling technologies resulting in first mover advantage in the emerging Smart Enterprise Suite market. These investments are designed to deliver lower cost of total ownership for enterprise content management solutions. As an integral element of its positioning, the Company continues to see accelerated demand for integrated records management applications. The Company was first to market with a fully integrated document and records management product. At the recently held AIIM Conference the Company was awarded with the prestigious 2003 AIIM Best of Show award for the category of records management.

The Company's successes in the quarter included sales of Hummingbird Enterprise(TM) suite to major organizations such as US Air Force, Avaya, Inco, State of Minnesota Attorney General, Inter-American Development Bank, Gucci, Gianni Origoni, Piaggio, France Television, Ciba, Metropolitan Life Insurance.

Sales for the quarter ended March 31, 2003 were $47.0 million representing a 2.1% increase from the quarter ended March 31, 2002 and sequential increase of 6.7% over the first quarter ended December 31, 2002.

Adjusted net income in the current quarter increased to $5.9 million from $5.7 million in the second quarter of last year. Adjusted diluted earnings per share (based on adjusted net income) for this quarter was $0.33 compared to $0.31 for the corresponding period last year.

Expenses for the current quarter, excluding amortization of intangibles and in-process research and development expense, increased to $34.0 million compared to $33.1 million for the second quarter of the previous fiscal year.

The second quarter of fiscal 2003 reported a net income of $1.8 million compared to a net income of $4.7 million for the second quarter of last year. This change is largely due to recording previously unrecognized investment tax credits in the second quarter of the prior year. The diluted earnings per share of $0.10 in the current quarter compares to a diluted earnings per share of $0.25 for the second quarter of last year.

Sales for the six months ended March 31, 2003 were $91.1 million, an increase of 1.0% over the previous year. Expenses, excluding amortization of intangibles, in-process research and development expense, and restructuring and other charges, increased by 1.5% to $66.5 million for the first six months of fiscal 2003 compared to the prior year. Net income for the current six month period was $3.8 million for diluted earnings per share of $0.21, compared to a net loss of $1.0 million and diluted loss per share of $0.06 last year.

Adjusted net income for the current six months was $11.0 million compared to $10.6 million for the six months ended March 31, 2002. Adjusted diluted earnings per share for the current six months, based on adjusted net income, was $0.61 compared to $0.58 for the prior year.

Total assets as at March 31, 2003 were $352.1 million, compared to $348.8 million as at December 31, 2002. The Company's cash position, including short-term investments, was $110.2 million as at March 31, 2003 after the acquisitions of LegalKEY and Dispro/Key Automation and the repurchase of 375,800 shares of the Company at a cost of $6.8 million during the quarter. Cash flow from operations for the current quarter was $10.3 million. The deferred revenue was significantly higher at $48.1 million, up from $43.2 million as at December 31, 2002.

In accordance with Canadian generally accepted accounting principles, the Company reported a net income of $2.5 million and diluted earnings per share of $0.14 for the quarter ended March 31, 2003, compared to a net income of $3.7 million and diluted earnings per share of $0.20 for the same period last year. For the current six month period, the Company reported net income of $3.2 million and diluted earnings per share of $0.18, compared to a net loss of $2.8 million and diluted loss per share of $0.15 for the first six months of fiscal 2002.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing approximately 1400 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.


Hummingbird Contacts:

 Inder Duggal                                Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
                                             michele.stevenson@hummingbird.com

[GRAPHIC OMITTED][GRAPHIC OMITTED]

     EUROPEAN COURT OF HUMAN RIGHTS SAVES TIME AND MONEY WHILE INCREASING
        PRODUCTIVITY WITH SOLUTION INVOLVING HUMMINGBIRD ENTERPRISE(TM)

Toronto - April 29, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management solutions (EIMS), today announced that Hummingbird DM(TM) and Hummingbird KM(TM), the document and knowledge management technologies of Hummingbird Enterprise(TM), helped contribute to a significant return on investment to its customer, the European Court of Human Rights. According to an independent case study conducted by Gartner, entitled "Document and Knowledge Management Saves Millions," the court achieved a positive ROI on their solution that included Hummingbird technology, because of reduced printing and postage costs and increased employee productivity.

Headquartered in Strasbourg France, the court is an international judicial body serving 44 European member states with a total population of 800 million. The court deals with allegations of human rights violations against the Council of Europe's member states and is legally mandated to publish its decisions and judgments. For this reason, the document and knowledge management system is a mission-critical project to help ensure the proper administration of justice in Europe and access to the court's judgments.

The Human Rights Documents project (HUDOC) deployed Hummingbird DM and Hummingbird KM as part of the solution to enable the court to process cases faster by creating a web-based document and knowledge management system. Judges, lawyers and applicants from Europe's member states can all access metadata and documents originally stored on the intranet. The documents and management system supports 480 users and in 2002 the site had over 20 million hits. In addition to reducing the costs associated with printing and mailing its documents, HUDOC also enabled the court to improve efficiencies by increasing its ability to process the growing demand of its limited resources.

"Hummingbird has helped us revolutionize the external dissemination of court information and streamline our internal business processes," said John Hunter, Head of IT, European Court of Human Rights. "We've saved the Council of Europe over U.S. $1million a year in postage costs alone due to our online knowledge management system."

"We are extremely pleased that the European Court of Human Rights has achieved significant benefits from our technology. The Gartner analysis further substantiates the benefits of using document and knowledge management to enhance business processes," said Barry Litwin, president, Hummingbird Ltd. "The ROI created for the European Court of Human Rights is tangible proof of the value proposition of Hummingbird Enterprise."

The complete Gartner Research Note of March 21, 2003 on the ROI for the European Court of Human Rights is available on the Hummingbird website at: http://www.gartner.com/gc/webletter/hummingbird/issue2/index.html

About Hummingbird Enterprise

Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.


Hummingbird Contacts:

 Inder Duggal                                Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            michele.stevenson@hummingbird.com

[GRAPHIC OMITTED][GRAPHIC OMITTED]


               HUMMINGBIRD MAPS OUT NEW GIS SOLUTION BY LINKING
                       DOCUMENTS TO GEOGRAPHIC FEATURES

  Hummingbird Enterprise(TM) for ESRI improves decision-making processes and increases productivity by providing web-based access to documents associated with a map feature

Toronto - April 30, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management solutions (EIMS), today announced that it will further extend the value of geographic information system (GIS) implementations by linking documents to map features. Hummingbird Enterprise(TM) for ESRI, a new Hummingbird solution, offers a web-based mapping interface for document and records management and queries by linking ESRI's ArcIMS(TM) software and Hummingbird DM(TM), an integral component of Hummingbird Enterprise(TM).

The Hummingbird Enterprise for ESRI solution is applicable across a broad range of industries including government, utilities, education, oil and gas, military and telecommunications. All business-critical information about any selected facility will be available online for quick and easy access, from any location. There are many situations where a manager or engineer may require information associated with a particular property that is contained in a variety of documents, such as the lease contract for parks; the specific buildings that are under the power lines; and the leaseholder rights contract. This is just one of many examples of how documents need to be linked to geographic information.

"The link between GIS data, such as a parcel of land or a pipeline, and the supporting documents, delivers an extremely powerful value proposition to ESRI customers," said Christopher Thomas, Government Industry Manager, ESRI. "Users will have access to the data necessary for immediate and informed decisions resulting in more widely shared information and increased productivity throughout an organization."

Many different industry segments will benefit from this technology. With Hummingbird Enterprise for ESRI, spatial features can immediately be linked not only to data, but also to a wide range of documents, such as photographs, engineering drawings, field notes, word processing documents, spreadsheets, databases, and digitized audio and video. For example, road construction contracts are linked to road segments; scanned deeds are linked to parcels of land; CAD drawings are linked to facilities; and maintenance records to an oil well.

Hummingbird Enterprise for ESRI was developed in conjunction with Farragut Systems, Inc., a Hummingbird and ESRI business partner. Farragut Systems, a full service GIS and System Integration company, has leveraged their knowledge of ESRI to develop the integration components for the Hummingbird Enterprise for ESRI solution, ensuring a stable, comprehensive and interoperable system that will improve and simplify internal processes.

"The ESRI and Hummingbird technologies work seamlessly together to offer a secure, flexible infrastructure that will support the data and document management needs of any organization," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "With Hummingbird Enterprise for ESRI, our customers can search, manage and access documents easier and faster from either the GIS or from

Hummingbird DM, providing more effective collaboration, reduced costs and improved efficiencies."

To learn more about Hummingbird Enterprise(TM) for ESRI, please visit the Hummingbird website at:

               http://hummingbird.com/collateral/ds/hum_enterprise_esri.html

About ESRI

For more than 30 years, ESRI has been the leading developer of GIS software with more than 300,000 clients worldwide. ESRI software is used in all 200 of the largest cities in the United States and in more than 60 percent of counties and municipalities nationwide. Headquartered in California, ESRI has regional offices throughout the United States, international distributors in more than 90 countries, and more than 1,400 business partners. ESRI's goal is to develop comprehensive tools that enable users to efficiently manage, use, and serve geographic information to make a difference in the world around them. ESRI also provides consulting, implementation, and technical support services. ESRI can be found on the Web at www.esri.com.

About Farragut

Farragut Systems, Inc., (FSI) has been providing industry-leading GIS and System Integration solutions to government agencies and private corporations since 1993. FSI supports the entire GIS life cycle, from requirements analysis and implementation planning, through database design and implementation, application development and deployment, and user training. For additional information, please visit the Farragut website at: www.farragut.com

About Hummingbird Enterprise(TM)

Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:
 Inder Duggal                                Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
                                             michele.stevenson@hummingbird.com

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.


                                       Hummingbird Ltd.
                                       (Registrant)



Date: May 1, 2003                      By: Signed /s/ Inder P.S. Duggal
                                          ------------------------------
                                       Inder P.S. Duggal
                                       Chief Financial Officer and
                                       Chief Controller